INSIDER TRADING POLICY

THIS POLICY WAS APPROVED BY THE BOARD ON JULY 22, 2022, revised August 17, 2022
1.GENERAL PURPOSE
Federal securities laws prohibit the purchase or sale of securities by persons who are aware of and/or in possession of material nonpublic information (“MNPI”) about a company, as well as the disclosure of MNPI about a company to another person who then trades on the basis of that information. These transactions are commonly referred to as “insider trading.”
OPAL Fuels Inc. and its subsidiaries (hereinafter referred to as the “Company”, “we”, or “us”) is committed to promoting high standards of honest and ethical business conduct and compliance with laws, rules and regulations. Accordingly, our Board of Directors (the “Board”) has adopted this Insider Trading Policy (the “Policy”) to promote compliance with insider trading laws.
If you are considering trading our stock or other securities, please keep these three key points in mind:
aNever buy or sell our securities based on MNPI;
bKeep all MNPI confidential, including from your family and friends; and
cWhen in doubt about whether you have MNPI, ask John Coghlin, General Counsel, before trading.
A copy of this Policy is to be delivered to all current employees of the Company following its adoption. Each new employee shall receive a copy of this Policy upon commencement of his or her relationship with the Company. For purposes of this Policy, (i) each employee of Fortistar Capital Inc.(together with its affiliates, “Fortistar”) who engages in services on behalf of the Company pursuant to or in connection with that certain Administrative Services Agreement, between Fortistar Services 2 LLC and the Company, dated as of December 31, 2020 (the “Fortistar Services Agreement”), by and between OPAL Fuels LLC and Fortistar Services 2 LLC, and (ii) each Fortistar employee providing services on behalf of CoStar Partners LLC (together with its affiliates, “CoStar”, and collectively with Fortistar, the “Service Providers”) who engages in information technology services on behalf of the Company pursuant to or in connection with that certain Master Services Agreement, dated June 1, 2021, by and between OPAL Fuels LLC and CoStar (the “CoStar Services Agreement” and together with the Fortistar Services Agreement, the “Service Agreements”), are also deemed to be subject to this Policy. This Policy shall be included in the 2022 Employee Handbook provided to all employees of the Company.
Each of the foregoing persons is responsible for understanding and following this Policy and for the consequences of any actions you may take. Our General Counsel will assist with implementing, interpreting and enforcing this Policy, pre-clearing trading activities of certain people, and pre-approving any Rule 10b5-1 Plans.1
1.PERSONS COVERED BY THIS POLICY
This Policy applies to (i) our employees, contractors, consultants, officers, and Board members, any employees of the Service Providers who provide services pursuant to or in connection with the Services Agreements as well as to their immediate family members2, people sharing their households and anyone subject to their influence or control; and (ii) to entities such as venture capital funds, partnerships, trusts and corporations that are controlled by any of the foregoing persons. We refer to all of these individuals and entities in this Policy collectively as “Insiders.” This Policy also applies to any other person who receives MNPI from any Insider.
Additional trading restrictions in this Policy apply to our executive officers and directors (“Section 16 Officers”) and to the individuals listed on Exhibit A attached hereto (“Designated Insiders”) who are not Section 16 Officers but who have regular access to MNPI in the normal course of their job. The list of Designated Insiders may be modified by our General Counsel.
This Policy continues to apply following termination of employment or other relationship with the Company until after the second trading day that any MNPI in the Insider’s possession has become public or is no longer material.
1.DEFINITION OF “MATERIAL NONPUBLIC INFORMATION”
“Material information” is information about the Company, positive or negative, that a reasonable stockholder would consider important in making a decision to purchase or sell the Company’s securities. Material information can be positive or negative and relate to virtually any aspect of the Company’s business. Examples of material information may include:
a.historical or forecasted revenues, earnings or other financial results;
b.significant new products or services or other product developments;
c.significant new contracts or partners or the loss of a significant contract or partner;
d.significant developments regarding the Company’s technology or business operations;
e.news of pending or proposed mergers, acquisitions, tender offers, or dispositions of significant subsidiaries or assets;
f.major new litigation or regulatory inquiries/actions or developments in existing litigation or inquiries;
g.significant cybersecurity incidents or data breaches;
h.significant developments in borrowings, or financings or capital investments;

i.significant changes in financial condition or asset value or liquidity issues;
1 “Rule 10b5-1 Plans” are passive investment programs that provide a pre-determined schedule for insiders to purchase and sell the Company’s securities when they have MNPI, by providing an affirmative defense to insider trading.
2 An “immediate family member” under this Policy means any child, stepchild, parent, stepparent, spouse, domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a person security holder, and includes any person (other than a tenant or employee) sharing the household of that person.
a.gain or loss of a significant customer or supplier;
b.significant changes in corporate strategy;
c.changes in senior management;
d.changes in accounting methods and write-offs; and
e.stock offerings, stock splits or changes in dividend policy.
This list is illustrative only and is not intended to provide a comprehensive list of circumstances that could result in material information. Determination of what may constitute material information will depend upon the facts and circumstances in each particular situation.
“Nonpublic” means that the confidential information has not yet been shared broadly outside the Company. Please remember as well that we may possess confidential information relating to or belonging to our customers, partners or other third parties and that it is equally important that we treat this information with the same care with which we treat our own information. If you are not sure whether information is considered public, you should either consult with our General Counsel or assume that the information is nonpublic and treat it as confidential. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information, with the exception of Blackout Periods (as defined below).
For purposes of this Policy, the term “trade” includes any transaction involving our securities, including common stock, restricted stock units (“RSUs”), options and warrants to purchase common stock and any other debt or equity securities the Company may issue from time to time, such as bonds, preferred stock, convertible notes, as well as to derivative securities relating to the Company’s securities, whether or not issued by the Company, such as exchange-traded options.
It is important to note that anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, you should carefully consider how the others might view the transaction.
1.AUTHORIZED DISCLOSURE
U.S. federal securities laws prohibit the Company from selectively disclosing MNPI. We have established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Insiders may not, therefore, disclose MNPI to anyone outside of the Company, including family members and friends, other than in accordance with those established procedures. Any inquiries about the Company should be directed to our Investor Relations team.
1.PROHIBITED ACTIVITIES AND OTHER RESTRICTIONS
Insider Restrictions:
The following is a list of prohibited activities for all Insiders:
a.Trade our securities while in possession of any MNPI (other than pursuant to a Rule 10b5-1 Plan entered into in accordance with this Policy) or advise anyone else to do so.
a.Trade our securities outside of a Trading Window (as defined below) or during a Blackout Period designated by our General Counsel (other than pursuant to a Rule 10b5-1 Plan entered into in accordance with this Policy).
b.Unless approved in advance by our General Counsel, make a gift, charitable contribution or other transfer of our securities, without consideration, during a period when the Insider cannot trade.
c.Make recommendations or express opinions on trading in our securities while in possession of or aware of MNPI, except to advise others not to trade in our securities if doing so might violate the law or this Policy. Insiders should refrain from discussing our business or making recommendations about buying or selling our securities or the securities of affiliated companies. Inquiries about the Company should be directed to our Investor Relations team.
d.Give trading advice related to the Company’s securities, unless the advice is to tell someone not to trade our securities because the trade would violate this Policy or any applicable federal or state law.
e.Other than the exercise of equity awards issued by us, engage in transactions involving options or other derivative securities on our stock, such as puts and calls, whether on an exchange or in any other market.
f.Engage in hedging or monetization transactions involving our securities, such as zero cost collars and forward sale contracts, or contribute our securities to exchange funds in a manner that could be interpreted as hedging in our stock.
g.Engage in short sales of our securities, meaning a sale of securities that you do not own, including short sales “against the box.”
a.Use or pledge our securities as collateral in a margin account or as collateral for a loan unless the pledge has been approved by our General Counsel.
a.Distribute our securities to limited partners, general partners or stockholders of any entity outside of a Trading Window or during a Blackout Period, unless those limited partners, general partners or stockholders have agreed in writing to hold the securities until the next open Trading Window.
b.Engage in any of the above activities for securities you own in any other company if you have MNPI about such company obtained in the course of your service to the Company.
Additional Restrictions Applicable to Section 16 Officers and Designated Insiders:
All of the restrictions noted above for Insiders also apply to our Section 16 Officers and Designated Insiders.
Prior to trading our securities Section 16 Officers and Designated Insiders must obtain pre- approval from our General Counsel (or in the case of the General Counsel, the Chief Financial Officer) by: (a) providing written notification of the amount and nature of the proposed trade, (b) certifying no earlier than two business days prior to the proposed trade that you have no MNPI and (c) receiving email confirmation from our General Counsel approving the trade, which approval can be granted or denied at his or her discretion. You may satisfy (a) and (b) by emailing the required information and certification to our General Counsel.
Exceptions to Prohibited Activities
The trading restrictions of this Policy do not apply to the following:
a.401(k) Plan. Investing 401(k) plan contributions in a company stock fund in accordance with the terms of our 401(k) plan. However, any changes in your investment election regarding the Company’s securities are subject to trading restrictions under this Policy.
b.Options. Exercising stock options granted under our equity incentive plans for cash or by delivering to the Company previously owned Company stock or through a net exercise of a stock option that is permitted by the Company’s equity incentive plan and that does not involve a sales of shares in the open market. Payment of taxes in connection with exercising stock options granted under our equity incentive plans pursuant to net settlement arrangements approved by the Company for the payment of taxes upon the exercise of stock options and that does not involve a sale of shares in the open market. However, the sale of any shares issued on the exercise of Company-granted stock options, as well as any cashless exercise of Company-granted stock options in which stock is sold on the open market to pay the exercise price or taxes (i.e., “same- day sales”) are subject to trading restrictions under this Policy.

c.Restricted Stock Units (RSUs). The settlement of RSUs pursuant to a net settlement or a “sale to cover” for non-discretionary, automatic tax withholdings initiated and approved by the Company for the payment of taxes upon the vesting of RSUs.
d.Managed Accounts. Transactions executed in an account managed by a third-party investment professional ( a “Managed Account”), provided you obtain prior written confirmation from the person or entity managing your account in substantially the form attached as Exhibit B hereto.
Other Legal Restrictions
The trading prohibitions of this Policy are not the only stock-trading rules and regulations you need to follow. You should be aware of additional prohibitions and restrictions set by contract or by federal and state securities laws and regulations (e.g., contractual restrictions on the resale of securities, rules on short swing trading by Section 16 Officers, compliance with Rule 144 under the Securities Act of 1933, as amended, and others). Any Insider who is uncertain whether other prohibitions or restrictions apply should ask our General Counsel.
Designated Trading Periods
To promote compliance with insider trading laws, we have designated periods where Insiders can trade in our securities, which are described below:
You Can Only Trade in a Trading Window. Insiders shall trade our securities only when not in possession of MNPI during an open “Trading Window”. The Trading Window generally opens following the close of trading on the second trading day following the widespread public release of quarterly or year-end operating results, and closes at the close of trading on the 15th calendar day of the third month of the then-current quarter. For example, if we publicly announce our quarterly financial results after close of trading on a Monday (or before trading begins on a Tuesday), then the first time an Insider can trade our securities is after the close of market on Tuesday (effectively at the opening of the market on Wednesday for regular trading). However, if we announce quarterly financial results after trading begins on that Tuesday, then the first time the Insider can trade is after the close of market on Wednesday (effectively at the opening of the market on Thursday for regular trading).
Even During a Trading Window, You Are Not Allowed To Trade While in Possession of MNPI. Even during a Trading Window, you still may not trade our securities if you possess MNPI at that time. An Insider who possesses MNPI during a Trading Window may only trade our securities after the close of trading on the next full trading day following our widespread public release of that MNPI.
You Cannot Trade During a Blackout Period. Even during a Trading Window, our General Counsel, at his or her discretion, may designate special trading Blackout Periods that apply to specific individuals or groups of people (including all Insiders) for as long as our General Counsel determines. A “Blackout Period” is a time before and after a material event wherein an Insider may not buy or sell our securities without violating this Policy. Additionally, no Insider may disclose to anyone that a special Blackout Period has been designated or that one previously was in place and such information is deemed confidential information of the Company. Therefore, if at any point you are made aware of such a Blackout Period, do not disclose its existence to anyone. Whether or not you are designated as being subject to a Blackout Period, you still have the obligation not to purchase or sell our securities while you are in possession of MNPI.
1.PERMITTED TRADES UNDER “RULE 10b5-1 PLANS”
The United States Securities and Exchange Commission has adopted Rule 10b5-1 under which insider trading liability can be avoided if Insiders follow very specific procedures. In general, such procedures involve trading according to pre-established instructions (a “Pre-established Trade”).
If the Rule 10b5-1 plan meets all of the requirements for such a plan, and the purchases and/or sales are actually made in accordance with the terms and conditions of such plan, the trades will not be deemed to have been made “on the basis of” MNPI, even if the Insider is actually aware of MNPI at the time of execution of the transactions provided for by the plan.
Who Can Enter Into a 10b5-1 Plan? We allow any Insider to enter into a 10b5-1 Plan. Because Section 16 Officers and] Designated Insiders are more likely than other Insiders to have access to MNPI, we strongly encourage, but do not require, all of our Designated Insiders to establish a 10b5-1 Plan for trading
How to Adopt a 10b5-1 Plan? We expect to engage a third party to act as administrator our 10b5-1 Plans and any 10b5-1 Plan that you adopt must be adopted through such firm unless otherwise approved by our General Counsel. If you are interested in setting up a 10b5-1 Plan, you should consult with our General Counsel and make sure that:
a.The 10b5-1 Plan complies with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and this Policy.
a.You have certified to our General Counsel in writing, no earlier than two business days prior to the date that the 10b5-1 Plan is formally adopted, that (i) you are not in possession of MNPI, (ii) all trades to be made pursuant to the 10b5-1 Plan will be in accordance with applicable SEC rules, and (iii) the 10b5-1 Plan complies with the requirements of Rule 10b5-1. This certification may be made in an email to our General Counsel.
b.The first trade under the 10b5-1 Plan does not occur until the opening of the next Trading Window following our General Counsel’s approval of the 10b5-1 Plan.
c.The 10b5-1 Plan is adopted during a Trading Window and not during any Blackout Period.
An individual may have no more than one 10b5-1 Plan adopted at any point in time (i.e., multiple concurrent plans are prohibited).

Pre-established Trades. Pre-established Trades must:
a.Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. This documentation must be provided to the Company’s General Counsel;
a.Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing; where trading decisions have been delegated, the specific amount, price and timing need not be provided;
b.Be implemented at a time when the Insider does not possess MNPI (i.e. Insider should set up Pre- established Trades, or delegate trading discretion, only during a Trading Window); and
c.Remain beyond the scope of the Insider’s influence after implementation. The Insider must allow the Pre-established Trade to be executed without changes to the accompanying instructions, and the Insider cannot later execute a hedge transaction that modifies the effect of the Pre-established Trade.
Pre-Clearance of Trades. Prior to implementing a pre-established plan for trading, all officers and directors must obtain a pre-clearance to establish a Rule 10b5-1 Plan. Even during a Trading Window, all officers and directors of the Company, as well as members of the immediate family or household of such officers and directors, must comply with the Company’s “pre-clearance” process prior to trading in the Company’s securities, implementing a pre-established plan for trading, or delegating decision-making authority over the Insider’s trades. To do so, each officer and director must contact the General Counsel prior to initiating any of these actions.
Approval of a 10b5-1 Plan by our General Counsel shall not be considered a determination by us or our General Counsel that the 10b5-1 Plan satisfies the requirements of Rule 10b5-1.
How Do I Modify a Rule 10b5-1 Plan? Because the SEC views the modification of a Rule 10b5-1 Plan to be the same as terminating an existing Rule 10b5-1 Plan and entering into a new Rule 10b5-1 Plan, the approval process for modifying a Rule 10b5-1 Plan is similar to that for initially adopting the plan. Once you have an approved Rule 10b5-1 Plan in place, you will need approval from our General Counsel if you want to make any changes to it. We may limit your ability to modify your Rule 10b5-1 Plan because making frequent changes to a Rule 10b5-1 Plan may give the appearance that you are trading on MNPI under the guise of that plan. Modifications to a Rule 10b5-1 Plan can only be made during a Trading Window and not during any Blackout Period and when you are not in possession of MNPI. Any changes to your Rule 10b5-1 Plan will be subject to a “cooling off’ period, meaning that the first trade under the modified Rule 10b5-1 Plan may not occur until the opening of the next Trading Window following the General Counsel’s approval of the modification to the Rule 10b5-1 Plan.
1.THERE ARE SIGNIFICANT CONSEQUENCES FOR VIOLATING INSIDER TRADING LAWS

The consequences of violating the insider trading laws can be severe. People who violate insider trading laws may be required to disgorge profits made or losses avoided by trading, pay the loss suffered by the persons who purchased securities from or sold securities to the insider, pay civil fines of up to three times the profit made or loss avoided, pay a criminal penalty of up to $5 million for individuals and $25 million for entities and serve a prison term of up to 20 years. In addition, individual directors, officers and other supervisory personnel may also be required to pay major civil or criminal penalties for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.
1.CONSEQUENCES OF VIOLATING THIS POLICY
We may impose discipline on anyone violating this Policy, up to and including termination of employment, and we may issue stop transfer orders to our transfer agent to prevent any attempted trades that would violate this Policy.
1.ADMINISTRATION
The General Counsel will administer and interpret this Policy and enforce compliance as needed. The General Counsel may consult with the Company’s outside legal counsel as needed. The General Counsel may designate other individuals to perform the General Counsel’s duties under this Policy.
Neither the Company nor the General Counsel will be liable for any act made under this Policy. Neither the Company nor the General Counsel is responsible for any failure to approve a trade or for imposing any Blackout Period.
1.REPORTING VIOLATIONS
Any Insider who violates this Policy or any federal or state laws governing insider trading or tipping, or who knows of any such violation by any other Insider, must report the violation immediately to our General Counsel. If you want to submit a concern or complaint regarding a possible violation of this Policy anonymously, you should follow the procedures outlined in our Whistleblower Policy. Anyone who violates this Policy may be subject to disciplinary measures, which may include termination of employment.
1.CHANGES TO THIS POLICY
Our Board reserves the right in its sole discretion to modify or grant waivers to this Policy. Any amendments or waiver may be publicly disclosed if required by applicable laws, rules and regulations.

EXHIBIT A
Designated Insiders
All Vice President level employees and above
All administrative assistants to a Designated Insiders.
All members of the legal function that prepare (or assist with preparing) SEC filings and earnings materials
All members of the Investor Relations function that assist with preparing earnings releases All members of the Disclosure Committee
All members of the Finance and Accounting functions.

EXHIBIT B

CONFIRMATION OF MANAGED ACCOUNT

Client Name:

Address:

Investment Firm:

Investment Manager:

I, [ ], am an investment manager at [ (“Firm”)]. I hereby confirm that, as of [ ], 20[ ], all the accounts of the client listed above is a managed account at our Firm and, further confirm, that the client does not exercise investment discretion nor have direct or indirect influence or control over investment decisions.

NAME:
TITLE:
E-MAIL:
PHONE: